Cowan, Mark A.

From: Cowan, Mark A.
Sent: Friday, January 11, 2008 4:24 PM
To: 'Barry_Simmons@nylim.com'
Cc: 'jeffrey_engelsman@nylim.com'; 'Winifred_Mullins@nylim.com'
Subject: Mainstay VP Series Fund (811-3833-01)

Barry,
We had the following comments on the above proxy.

1.   Please state the result that would occur if shareholders do not approve the revised and restated Management Agre

2.   The chart on page 4 comparing the current and proposed aggregate advisory fee is for the fiscal year ended December 31, 2006. If updated numbers will be available, please consider revising the disclosure.

3.   In the discussion following the chart on page 4, please highlight the fact that the New Management Agreement would result in a higher aggregate fee for portfolios 6-13. Also, consider referencing the discussion beginning on page 15 regarding the reasons for the proposed fee increase.

4.   For the portfolios with contractual waivers, please state the duration of the waivers. If the waiver is renewable annually by the board of directors, the waiver may only be reflected the first year of the expense example.

5.   With respect to the board consideration of the investment performance of the portfolios (pp 18-19), please include the findings of the reports concerning how the portfolio's performance compared to similar competitor funds so that shareholders can determine how the Board concluded that the portfolio's investment performance over time has been satisfactory.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Cowan
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
(202) 551-6765